Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund November 2009 Update
December 21, 2009

Supplement dated December 21, 2009 to Prospectus dated March 25, 2009
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.2%	-5.9%	$76.7M	$1,477.91
B	4.2%	-6.5%	$730.4M	$1,270.43
Legacy 1	4.0%	-0.2%	$4.5M	$997.91
Legacy 2	4.0%	-0.3%	$3.5M	$996.61
GAM 1	3.8%	-0.1%	$4.2M	$998.85
GAM 2	3.6%	-0.5%	$6.6M	$995.05
GAM 3	3.5%	-1.8%	$31.8M	$982.47
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

Fund Announcements
Grant Park will issue a Schedule K-1 (Form 1065) to all partners for the 2009 tax year. Your Schedule K-1 will be mailed in mid-February and will contain a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Sector Commentary
Agriculturals/Softs:   Grains prices rose as a weaker U.S. dollar supported the commodities markets.  Wheat prices rallied more than 10% in November as poor weather conditions in the Midwest delayed the planting of the winter wheat crop.

Currencies:  The Australian dollar strengthened against counterparts following comments from Reserve Bank of Australia officials which highlighted the nation’s bullish growth prospects.  Poor earnings reports from several key U.S. firms and several weaker-than-expected economic indicators led to declines in the U.S. dollar.  The Japanese yen strengthened as investors liquidated riskier currency positions on news of the Dubai World default.

Energies:  Energy markets generally declined in November.  Elevated U.S. supplies and mild weather forecasts led to lower prices in the natural gas markets.  Speculators drove energy prices down further as poor economic data fostered weak industrial demand forecasts.

Equities:  Equity markets generally moved higher after reports the G20 would continue global economic stimulus activity.  In Asia, Japan’s Nikkei 225 Index finished lower for the month because speculators believed that a stronger Japanese yen would hinder Japanese exports.

Fixed Income: Increased demand for safer assets led to gains in the U.S. and European debt markets.  Short-term volatility in the equity markets and uncertainty regarding ongoing stimulus activity prompted a return to investor risk-aversion, supporting the fixed-income sector.  In Europe, anticipation of quantitative easing led to a rally in the UK Long Gilt markets.

Metals:  Precious metals prices increased sharply in November due to inflation concerns caused by a weaker U.S. dollar and stronger-than-expected Consumer Price Index data.  News that major central banks may be increasing their holdings in the gold market also sent gold prices upwards.  In the industrial metals markets, the opposing influences of a weaker U.S. dollar and weak demand forecasts produced mixed results across the sector.  Base metals including copper and aluminum finished November higher, while other base metals such as nickel and tin declined for the month.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2009

STATEMENT OF INCOME

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$10,721,910	$-18,087,419
Change In Unrealized Income (Loss)	30,342,100	26,037,013
Brokerage Commission	-325,406	-2,801,363
Exchange, Clearing Fee and NFA Charges	-30,501	-1,334,676
Other Trading Costs	-677,207	-6,993,042
Change in Accrued Commission	-52,925	-185,513
Net Trading Income (Loss)	39,977,971	-3,365,000

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$360,657	$3,637,525
Interest, Other	150,405	3,437,416
U.S. Government Securities Gain (Loss)	-64,688	-650,871
Total Income (Loss)	40,424,345	3,059,070

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,035,971	5,368,963
Operating Expenses	181,006	1,885,766
Organization and Offering Expenses	204,204	2,641,167
Brokerage Expenses	4,550,921	48,067,550
Total Expenses	5,972,102	57,963,446

Net Income (Loss)	$34,452,243	$-54,904,376

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$819,500,521	$643,595,209
Additions	8,228,322	318,187,781
Net Income (Loss)	34,452,243	-54,904,376
Redemptions	-4,408,498	-49,106,026
Balance at NOVEMBER 30, 2009	$857,772,588	$857,772,588

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,477.911	51,922.75213	$76,737,189	4.24%	-5.88%
B	$1,270.432	574,952.54851	$730,438,211	4.19%	-6.48%
Legacy 1	$997.912	4,510.48551	$4,501,068	4.04%	-0.21%
Legacy 2	$996.605	3,543.36878	$3,531,340	4.04%	-0.34%
GAM 1	$998.854	4,156.58777	$4,151,822	3.75%	-0.11%
GAM 2	$995.048	6,646.97271	$6,614,057	3.61%	-0.50%
GAM 3	$982.471	32,366.23527	$31,798,901	3.52%	-1.75%
Grant Park’s Legacy and GAM portfolios began trading on April 1, 2009.

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership